Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated May 5, 2011
Registration No. 333-171063

Titan Machinery Inc.

Final Term Sheet

2,400,000 Shares of Common Stock

This free writing prospectus relates only to the securities described in, and should be read together with, the preliminary prospectus supplement dated April 29, 2011 and accompanying prospectus dated January 21, 2011 (collectively, the “Prospectus”) included in Titan Machinery Inc.’s Registration Statement on Form S-3 (Registration No. 333-171063) relating to these securities. The following information supplements and updates the information contained in the Prospectus.

Issuer:	Titan Machinery Inc.

Symbol:	TITN

Common stock offered by the Issuer:	2,400,000 shares

Over-allotment option:

We have granted the underwriters an option to purchase up to an additional 360,000 shares of common stock within 30 days of the date of the prospectus supplement in order to cover over-allotments, if any.

Common stock to be outstanding after the offering:

20,321,864 shares. If the underwriters exercise their over-allotment option in full, we will issue an additional 360,000 shares, which will result in 20,681,864 shares outstanding. The number of shares of common stock outstanding immediately after the closing of this offering is based on 17,921,864 shares of common stock outstanding as of April 15, 2011 and excludes the shares referenced in the prospectus supplement.

Price to the public:	$28.75 per share

Underwriting discount:	$1.5094 per share

Net proceeds to us (after underwriting discounts and offering expenses):	$65,177,440

Capitalization:

The following table sets forth our consolidated capitalization as of January 31, 2011 on an actual basis and on an as adjusted basis to give effect to our sale of 2,400,000 shares of common stock at the public offering price of $28.75 per share, after deducting the underwriting discount and estimated offering expenses payable by us (assuming no exercise of the underwriters’ option to purchase an additional 360,000 shares of our common stock).

	As of January 31, 2011
(dollars in thousands)	Actual	As Adjusted
Cash and cash equivalents	$76,112	$141,288

Stockholders’ equity:
Common stock, $0.00001 par value, 25,000 shares authorized, 17,917 issued and outstanding as of January 31, 2011, 20,317 as adjusted	$—	$—
Additional paid-in capital	140,466	205,642
Retained earnings	74,091	74,091

Total stockholders’ equity	$214,557	$279,733

Trade date:	May 6, 2011

Closing date:	May 11, 2011

Joint Book-Running Managers:	Craig-Hallum Capital Group LLC and Robert W. Baird & Co. Incorporated

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the documents may be obtained from Craig-Hallum Capital Group at 222 South Ninth Street, Suite 350, Minneapolis, MN 55402, (612) 334-6300, or from Robert W. Baird & Co. Incorporated at 777 E. Wisconsin Avenue, Milwaukee, WI 53202, Attention: Syndicate Department, (800) 792-2413, syndicate@rwbaird.com.